Exhibit 99.1

ASX & MEDIA RELEASE	(ASX CODE: SGM)	17 MARCH 2008
SIMS GROUP COMPLETES MERGER WITH METAL MANAGEMENT
Sims Group Limited (Sims) announced today that the merger with Metal Management, Inc. (MM) (Merger) became effective at 4 p.m. on 14 March 2008 (North America EDT). MM stockholders had, at a special meeting held earlier that day, approved the adoption of the Merger Agreement with Sims.
Under the terms of the Merger, MM stockholders will receive 2.05 Sims American Depositary Shares (ADSs) for each share of MM common stock. Each ADS will represent one ordinary share of Sims, and Sims will issue an additional approximately 54 million ordinary shares.
Sims will retain its primary listing on the Australian Securities Exchange (ASX) where it will continue to trade under the code ‘SGM’. The ADSs will be listed on the New York Stock Exchange (NYSE) under the name Sims Group Limited and under the stock symbol ‘SMS’, and will begin trading on the NYSE on 17 March 2008 (North America EDT).
The combined company will have executive offices in New York and Chicago. It will have revenues in excess of A$8.5 billion and, based on last Friday’s closing prices, a market capitalisation of more than A$5.3 billion, placing it in the Top 50 ASX Companies.
Shareholders of Sims will be asked to vote to approve the change of the company’s name to Sims Metal Management Limited at its Annual General Meeting in November 2008. In the meantime, the combined company will operate under the trade name ‘Sims Metal Management’ in North America.
Non- Executive Director Appointments
In accordance with the Merger Agreement, Paul Mazoudier, the Chairman of Sims, is pleased to announce that Messrs. Norman R. Bobins, John T. DiLacqua, Robert Lewon and Gerald E. Morris have been appointed as Non-Executive Directors of Sims effective immediately. Attached is a schedule with biographies of each of the newly-appointed Non-Executive Directors.

Executive Changes
Further, Mr. Daniel W. Dienst has been appointed Group Chief Executive and an Executive Director of Sims. Mr. Dienst will Chair the combined North American metals recycling business and have overall responsibility for global marketing.
Mr. Jeremy Sutcliffe retires as Group Chief Executive of Sims, but will continue as an Executive Director reporting to the new Board until at least October 2009. Mr. Sutcliffe will Chair Sims’ European and Australian metals recycling businesses and Sims Recycling Solutions business globally.
Mr. Robert C. Larry has been appointed Group Chief Financial Officer of Sims. Mr. Ross Cunningham retires as Group Chief Financial Officer of Sims, but remains an Executive Director to assist merger integration.
Executive Remuneration Arrangements
Further to the details included in the Form F-4 Registration Statement filed in connection with the Merger, attached is a summary of the remuneration arrangements and key contractual employment terms for Messrs. Dienst and Larry, as well as for Mr. Sutcliffe.
About Sims Group Limited
Sims Group’s core business is metal recycling, with an emerging business in recycling solutions. Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 4,000 employees and annual turnover of A$5.5 billion.
About Metal Management, Inc
Metal Management is one of the largest full service metal recyclers in the United States, with 53 recycling facilities in 17 states.
For further information contact:

Jeremy Sutcliffe	or	Stuart Nelson
Executive Director		Director Corporate Services

Phone (02) 9956 9180		Phone (02) 9956 9172

Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 69 114 838 630

BIOGRAPHIES OF NEWLY APPOINTED OFFICERS OF SIMS
Norman R. Bobins — Non-Executive Director
Norman R. Bobins joined the board of Metal Management, Inc. on 1 April 2006. Mr. Bobins is chairman emeritus of LaSalle Bank Corporation and is a former executive vice president of ABN AMRO Bank N.V., the former parent of LaSalle Bank Corporation. He is also a director of Global Hyatt Corporation, Nicor, Inc. and AAR Corporation. He earned his B.S. degree of the University of Wisconsin and a M.B.A. from the University of Chicago.
John T. DiLacqua — Non-Executive Director
John T. DiLacqua joined the board of Metal Management, Inc on 29 June 2001. Mr. DiLacqua was the Executive Chairman of Envirosource, Inc. (“Envirosource”) from May 2004 to December 2004 and had served as President and Chief Executive Officer of Envirosource from January 1999 to May 2004. Envirosource is a supplier of metal recovery, material handling and other outsourced services to the steel industry. From October 1997 to December 1998, Mr. DiLacqua served as President of the U.S. Ferrous Operations of Philip Metals, Inc., which included, among other companies, the former Luria Brothers Division of Connell Limited Partnership (“Luria Brothers”). Prior to that, he served as the President of Luria Brothers from May 1994 to October 1997, and, from December 1990 to May 1994, he served as its Vice President of Finance and Administration. Mr. DiLacqua is a graduate of Temple University and received an M.B.A. from Carnegie Mellon University. He is a certified public accountant.
Robert Lewon — Non-Executive Director
Mr. Lewon joined the board of Metal Management, Inc on 25 March 2005. Mr. Lewon has over 40 years of experience in the metal recycling industry and has served as an executive of metal recycling companies, including President of Simsmetal USA Corp. Additionally, Mr. Lewon has served as a consultant to metal recycling companies since his retirement from Simsmetal in 1993.
Gerald E. Morris — Non-Executive Director
Gerald E. Morris joined the board of Metal Management, Inc on 16 January 2004. Mr. Morris currently serves as President and Chief Executive Officer of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry. Mr. Morris also serves as a director and as chairman of the audit committee of Beacon Trust Company. Mr. Morris is a certified public accountant. Mr. Morris previously served as chairman of the board of directors of Allmet Building Products and as a director of Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds.

Daniel W. Dienst — Group Chief Executive and Executive Director
Daniel W. Dienst joined the board of Metal Management, Inc on 29 June 2001. Mr. Dienst has served as that company’s Chairman of the Board since April 2003, as that company’s Chief Executive Officer since January 2004 and as that company’s President since September 2004. From May 2000 to January 2004, Mr. Dienst served as Managing Director of the Corporate and Leveraged Finance Group of CIBC World Markets Corp. (“CIBC World Markets”), a diversified global financial services firm. From January 1999 through April 2000, Mr. Dienst held various positions within CIBC World Markets, including Executive Director of the High Yield/Financial Restructuring Group. From October 1995 to March 1998, Mr. Dienst served in various capacities with Jefferies & Company, Inc., ultimately as its Vice President, Corporate Finance/Restructurings. Mr. Dienst is a graduate of Washington University and received a J.D. from The Brooklyn Law School.
Robert C. Larry — Group Chief Financial Officer
Robert C. Larry has served as Chief Financial Officer and Treasurer of Metal Management, Inc. since 1996. Mr. Larry is a Certified Public Accountant and earned a M.B.A. from University of Chicago and a B.S. degree from Purdue University.

SUMMARY OF REMUNERATION DETAILS AND KEY CONTRACTUAL EMPLOYMENT TERMS
Daniel W. Dienst — Group Chief Executive and Executive Director of Sims, Chairman of North American Metal Recycling Operations
Mr. Dienst has an Employment Agreement with Metal Management, Inc (now a wholly owned subsidiary of Sims) (‘MM’) dated 26 July 2007 (the ‘Prior DD Agreement’), as varied by letter dated 24 September 2007 (collectively the ‘DD Contract’).
1. Remuneration details
(a) Base compensation
•	Base salary of US $950,000 per annum until 30 June 2008. Base salary will then be reviewed for an increase once global CEO responsibilities are assumed in full and will be based on benchmarking of relevant data obtained by the Sims Remuneration Committee at that time.
(b) Short term incentive (STI) plan
•	Beginning on 1 July 2008, Mr. Dienst will be eligible to receive an annual bonus under the Sims STI plan as determined by the Sims Remuneration Committee consistent with his combined salary and cash bonus earnings potential under the Prior DD Agreement. For the fiscal year ending 31 March 2008, Mr. Dienst received a short term bonus under the Prior DD Agreement in an amount equal to 200% of his base salary, plus an additional three months of annualized bonus at the same percentage for anticipated performance through 30 June 2008.
(c) Long term incentive (LTI) plan
•	Beginning on 1 July 2008, Mr. Dienst will be entitled to participate in the Sims LTI plan for an amount equal to 200% of his base salary, subject to approval of Sims shareholders at the 2008 Annual General Meeting, and thereafter to annual grants under the Sims LTI plan.
(d) One-off arrangements
•	All restricted stock in MM previously granted to Mr. Dienst converted to fully vested ADSs in Sims on closing of the Merger on 14 March 2008; provided, however, that Mr. Dienst will pay Sims (i) US $3 million if he resigns other than for “good reason” before 1 July 2010, (ii) US $2 million if he resigns other than for “good reason” before 1 July 2011 and (iii) US $1 million if he resigns other than for “good reason” before 1 July 2012.

•	On 1 August 2009, Mr. Dienst will be entitled to receive a cash bonus of up to US $1 million, payable in whole or in part as determined by the Sims Remuneration Committee, based upon performance against specified targets set by the Sims Integration Committee.
2. Contractual terms
Key aspects of the DD Contract include the following:
•	The term of employment is through to 30 June 2012 and may be extended thereafter on an annual basis in accordance with the terms of the DD Contract.
•	If Mr. Dienst resigns for “good reason,” or if Sims terminates the term of employment of Mr. Dienst without “cause,” then:
•	for a period of two years after the date of termination, he will be entitled to receive his annual base salary, plus any accrued interest on any payments delayed for the purposes of compliance with section 409A of the Internal Revenue Code of 1986, as amended (the “Code”);

•	for a period of two years after the date of termination, he will be entitled to receive his target annual bonuses for such years, plus any accrued interest on any payments delayed for the purposes of compliance with Code section 409A;

•	if Mr. Dienst’s termination date occurs before 31 March, he will be entitled to receive the pro rata portion of his annual bonus for such year, based on actual performance, plus any accrued interest on any payments delayed for the purposes of compliance with Code section 409A;

•	all of his unvested stock options, stock grants or long term incentive plan compensation will immediately become vested; and

•	for a period of two years after the date of termination (other than death, disability or the expiration of the DD Contract), he will be furnished with accident, health and life insurance programs.
“Good reason” and “cause” are defined in the DD Contract. If any payment to Mr. Dienst, alone or taken together with any other payment, is deemed to be a “parachute payment” under section Code section 280G, it will be reduced to an amount that would no longer constitute a “parachute payment” under the Code. If the reduced amount, however, is less than 90% of the total amounts Mr. Dienst would otherwise have been entitled to receive, he will receive a payment grossed up to an amount such that after payment of the excise tax imposed by Code section 4999, Mr. Dienst will receive the same amount, on an after-tax basis, that he would have received had no excise tax been imposed.

Robert C. Larry — Group Chief Financial Officer of Sims
Mr. Larry has an Employment Agreement with MM dated 1 July 2001, and amended 10 August 2005 (the ‘Prior RL Agreement’), as varied by letter dated 24 September 2007 (collectively the ‘RL Contract’).
1. Remuneration details
(a) Base compensation
•	Base salary of US $600,000 per annum until 30 June 2008 and will then be subject to further amendment in accordance with the RL Contract.
(b) Short term incentive (STI) plan
•	Beginning on 1 July 2008, Mr. Larry will be eligible to receive an annual bonus of up to 100% of his base salary under the Sims STI plan as determined by the Sims Remuneration Committee. For the fiscal year ending 31 March 2008, Mr. Larry received a short term bonus under the Prior RL Agreement in an amount equal to 100% of his base salary, plus an additional three months of annualized bonus at the same percentage for anticipated performance through 30 June 2008.
(c) Long term incentive (LTI) plan
•	Beginning on 1 July 2008, Mr. Larry will be entitled to participate in the Sims LTI plan for an amount equal to 100% of his base salary, and thereafter to annual grants under the Sims LTI plan.
(d) One-off arrangements
•	All restricted stock in MM previously granted to Mr. Larry converted to fully vested ADSs in Sims on closing of the Merger on 14 March 2008.
2. Contractual terms
Key aspects of the RL Contract include the following:
•	If Sims terminates Mr. Larry’s employment within 12 months after completion of the Merger, then he:
•	will receive a lump sum payment in an amount equal to two times his then-current annual base salary;

•	will receive COBRA coverage (as described in section 4980B of the Code) for a period of 18 months to the extent he is eligible; and

•	has the option to reduce the amount of his severance payments such that they are not subject to an excise tax.
•	Life insurance and auto allowance consistent with past practice.

Jeremy Sutcliffe – Executive Director & Chairman European/Australian Metal Recycling and Global SRS Divisions Operations of Sims
Mr. Sutcliffe has an Employment Agreement with Sims dated 5 September 2005 (incorporating the terms of an employment agreement dated 28 February 2002) (the ‘Prior JS Agreement’), as varied by letter dated 24 September 2007 (collectively the ‘JS Contract’).
(a) Base compensation
•	Total base remuneration package of A $1,474,234 per annum until 30 June 2008 and will then be subject to increases annually on 1 July at levels equal to the Sims average Group increase.
(b) Short term incentive (STI) plan
•	Mr. Sutcliffe is eligible to participate in the Sims STI plan and may receive an annual STI bonus with a maximum potential of 75% of total base remuneration package. Payment of any STI bonus is based on the achievement of personal priorities (20% of the 75%) and the profitability (ROCCE) of Sims (80% of the 75%). Any STI bonus will be pro-rated to the actual period of employment in the current financial year (other than if summarily terminated).
(c) Long term incentive (LTI) plan
•	Mr Sutcliffe is eligible to participate, subject to the approval of Sims shareholders, in annual grants under the Sims LTI plan based on an amount no less than 100% of total base remuneration package.
•	If Mr Sutcliffe’s position is made redundant, then he will qualify for vesting of all tranches under the Sims LTI Plan when the performance hurdles are met, notwithstanding that his employment may have ceased prior to those performance hurdles having been met.
(d) One-off arrangements
•	On 1 August 2009, Mr. Sutcliffe will be entitled to receive a cash bonus of up to US $1 million, payable in whole or in part as determined by the Sims Remuneration Committee, based upon performance against specified targets set by the Sims Integration Committee.

•	The retention incentive contained in the Prior JS Agreement (‘RIS’) will continue to apply. Pursuant to the RIS Mr. Sutcliffe was, following prior shareholder approval, granted 119,913 equity performance rights effective 6 October 2005, which vest in five equal Tranches, with Tranche 5 due to vest on 31 October 2010. In the event that Mr. Sutcliffe’s employment is terminated by Sims for any reason other than for summary termination before Tranche 5 vests, then Mr. Sutcliffe will be entitled to a cash payment on the termination of his employment in the sum of A $700,000.
2. Contractual terms
Key aspects of the JS Contract include the following:
•	The term of employment is through to 31 October 2009. Neither Sims nor Mr. Sutcliffe may exercise any right to terminate Mr. Sutcliffe’s employment (other than by Sims for Cause) prior to that date. After that date, either Sims or Mr. Sutcliffe may terminate the employment of Mr. Sutcliffe by the provision of 12 months’ notice (or in the case of Sims by payment in lieu of notice), or at any time for Cause.
•	If Mr. Sutcliffe’s position becomes redundant then Sims will make a payment to Mr. Sutcliffe of an amount equivalent to 12 months’ then current total base remuneration package in lieu of notice.